SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 09, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Financial Statements as of December 31, 2017

CONTENTS

•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Earning distribution proposal

FINANCIAL STATEMENTS AS OF

December 31, 2017

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	5,951,228	4,208,887
	Due from banks and correspondents
	Central Bank of Argentina	21,939,645	26,666,365
	Local Other	36,114	79,158
	Foreign	3,251,812	2,055,936
	Other	1,174	991
		31,179,973	33,011,337

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	664,773	1,940,096
	Holdings booked at amortized cost	424,844	1,569,338
	Instruments issued by the Central Bank of Argentina	34,225,177	13,755,276
	Investments in listed private securities		319,469
		35,314,794	17,584,179

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	1,796,728	1,532,006
	To the financial sector
	Interfinancing (granted call)	1,096,000	5,000
	Other financing to Argentine Financial Institutions	2,936,518	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	191,466	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	8,776,236	8,801,712
	Documents	17,129,482	10,968,163
	Mortgage loans	7,505,257	3,923,386
	Pledge loans	4,046,006	2,210,991
	Personal loans	38,878,524	24,849,213
	Credit cards	23,202,212	17,467,209
	Other (Note 7.1.)	16,729,466	10,377,498
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	2,291,563	1,182,463
	less: Unearned discount	(502,969)	(345,500)
	less: Allowances (Exhibit J)	(2,458,609)	(1,654,084)
		121,617,880	81,043,677

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	3,750,952	1,902,862
	Amounts receivable from spot and forward sales pending settlement	1,814,789	155,905
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	4,611,448	1,259,031
	Unlisted corporate bonds (Exhibits B, C and D)	226,598	277,666
	Receivables from forward transactions without delivery of underlying assets	4,628	855
	Other receivables not covered by debtors classification standards (Note 7.2.)	1,005,293	944,707
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	246,535	292,435
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	287	232
	less: Allowances (Exhibit J)	(7,472)	(231,496)
		11,653,058	4,602,197

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	591,197	375,898
	Accrued interest and adjustments	8,933	4,992
	less: Allowances (Exhibit J)	(6,487)	(3,993)
		593,643	376,897

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	2,467,188	2,399,238
	Other	929,963	287,888
	less: Allowances (Exhibit J)	(361)	(579)
		3,396,790	2,686,547

G.	OTHER RECEIVABLES
	Other (Note 7.3.)	1,927,611	1,182,758
	less: Allowances (Exhibit J)	(4,916)	(4,148)
		1,922,695	1,178,610

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,485,966	1,351,839

I.	OTHER ASSETS (Exhibit F)	2,981,097	1,941,322

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill		20,609
	Organization and development costs	858,883	615,760
		858,883	636,369

K.	ITEMS PENDING ALLOCATION	18,384	8,231

TOTAL ASSETS		211,023,163	144,421,205

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	9,504,522	5,964,863
	From the financial sector	81,357	55,861
	From the non-financial private sector and foreign residents
	Checking accounts	19,622,581	16,692,516
	Savings accounts	41,984,487	26,032,427
	Time deposits	57,648,256	44,882,439
	Investment accounts	42,753	333,188
	Other (Note 7.5.)	3,210,062	7,918,326
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	725,472	617,326
		132,819,490	102,496,946

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	11,216	8,211
	International Banks and Institutions (Exhibit I)	167,378	128,912
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	4,620,570	1,686,382
	Amounts payable for spot and forward purchases pending settlement	4,309,149	1,154,071
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,988,870	156,536
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	676,226	90,000
	Other financing received from Argentine financial institutions	317,878	30,568
	Accrued interest payable	1,142	126
	Receivables from forward transactions without delivery of underlying asset	14,749
	Other (Note 7.6. and Exhibit I)	9,336,646	6,773,610
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	130,433	82,721
		21,574,257	10,111,137

N.	OTHER LIABILITIES
	Fees	62,036	89,617
	Other (Note 7.7.)	5,248,183	2,953,144
		5,310,219	3,042,761

O.	PROVISIONS (Exhibit J)	595,995	251,366

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	7,589,940	6,407,840

Q.	ITEMS PENDING ALLOCATION	2,715	5,257

TOTAL LIABILITIES		167,892,616	122,315,307

SHAREHOLDERS' EQUITY (As per related statement)		43,130,547	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		211,023,163	144,421,205

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	126,270,557	76,561,044

Contingent	39,418,987	22,163,765
Guarantees received	38,139,863	21,261,105
Other not covered by debtors classification standards	25	39
Contingent debit-balance contra accounts	1,279,099	902,621
Control	85,420,811	53,901,492
Receivables classified as irrecoverable	1,977,929	1,778,857
Other (Note 7.8.)	82,176,577	50,987,686
Control debit-balance contra accounts	1,266,305	1,134,949
Derivatives (Exhibit O)	1,430,759	495,787
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	552,301	135,597
Derivatives debit-balance contra accounts	878,458	360,190

CREDIT-BALANCE ACCOUNTS	126,270,557	76,561,044

Contingent	39,418,987	22,163,765
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	253,793	288,382
Other guarantees provided not covered by debtors classification standards	191,176	158,986
Other covered by debtors classification standards (Exhibits B, C and D)	345,984	354,315
Other not covered by debtors classification standards	488,146	100,938
Contingent credit-balance contra accounts	38,139,888	21,261,144
Control	85,420,811	53,901,492
Checks to be credited	1,266,305	1,134,949
Control credit-balance contra accounts	84,154,506	52,766,543
Derivatives (Exhibit O)	1,430,759	495,787
Notional value of call options sold (Note 12.b))	326,004	167,721
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	552,454	192,469
Derivatives credit-balance contra accounts	552,301	135,597

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
A.	FINANCIAL INCOME
	Interest on cash and due from banks	13,659	1,189
	Interest on loans to the financial sector	527,704	217,271
	Interest on overdrafts	2,687,090	2,456,619
	Interest on documents	1,654,639	1,525,484
	Interest on mortgage loans	732,201	691,420
	Interest on pledge loans	458,866	348,184
	Interest on credit card loans	4,045,079	3,590,852
	Interest on financial leases	104,792	92,311
	Interest on other loans (Note 7.9.)	14,338,823	10,541,267
	Net income from government and private securities (Note 7.10.)	5,975,089	5,673,644
	Interest on other receivables from financial intermediation	3,055	2,961
	Income from guaranteed loans - Presidential Decree No. 1387/01	3,073	32,182
	CER (Benchmark Stabilization Coefficient) adjustment	216,610	255,614
	CVS (Salary Variation Coefficient) adjustment	624	786
	Difference in quoted prices of gold and foreign currency	1,320,161	359,716
	Other (Note 7.11.)	666,477	248,403
		32,747,942	26,037,903

B.	FINANCIAL EXPENSE
	Interest on savings accounts	105,217	86,425
	Interest on time deposits	8,448,030	9,462,276
	Interest on interfinancing received loans (received call)	20,001	21,207
	Interest on other financing from Financial Institutions	11,724	7
	Interest on other liabilities from financial intermediation	563,817	145,923
	Interest on subordinated bonds	452,500	277,211
	Other interest	3,154	4,170
	CER adjustment	24,464	12,128
	Contribution to Deposit Guarantee Fund	196,366	196,551
	Other (Note 7.12.)	2,653,203	2,034,529
		12,478,476	12,240,427

	GROSS INTERMEDIATION MARGIN - GAIN	20,269,466	13,797,476

C.	PROVISION FOR LOAN LOSSES	1,486,091	972,426

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	283,306	145,531
	Related to deposits	5,843,998	4,286,991
	Other commissions	230,057	170,925
	Other (Note 7.13.)	3,181,938	2,627,129
		9,539,299	7,230,576

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
E.	SERVICE-CHARGE EXPENSE
	Commissions	610,003	481,973
	Other (Note 7.14.)	2,448,161	1,909,328
		3,058,164	2,391,301

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	7,020,405	5,519,912
	Directors' and statutory auditors' fees	394,758	274,627
	Other professional fees	336,335	255,126
	Advertising and publicity	222,429	187,123
	Taxes	652,888	476,999
	Depreciation of bank premises and equipment	226,861	183,640
	Amortization of organization costs	246,416	176,872
	Other operating expenses (Note 7.15.)	1,615,373	1,258,091
	Other	927,525	714,337
		11,642,990	9,046,727

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	13,621,520	8,617,598

G.	OTHER INCOME
	Income from long-term investments	1,643,986	873,073
	Penalty interest	81,190	80,314
	Recovered loans and allowances reversed	300,012	205,629
	Other (Note 7.16.)	243,904	239,595
		2,269,092	1,398,611

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	60	65
	Charges for other receivables uncollectibility and other allowances	640,851	169,018
	Depreciation and loss of other assets	5,678	5,253
	Goodwill amortization	20,608	10,076
	Other (Note 7.17.)	690,643	224,965
		1,357,840	409,377

	NET INCOME BEFORE INCOME TAX - GAIN	14,532,772	9,606,832

I.	INCOME TAX (Note 4.)	5,144,000	3,066,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	9,388,772	6,540,832

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017							12/31/2016
	(Unaudited)

				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	3,686,472	10,698,348	6,732,505	22,105,898	15,877,550
Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 28, 2017 and April 26, 2016, respectively:
- Legal reserve				1,308,460		(1,308,460)
- Cash dividends					(701,476)		(701,476)	(643,019)
- Voluntary reserve for future distribution of earnings					5,371,582	(5,371,582)
- Personal assets tax on share and interests						(52,463)	(52,463)	(38,011)
- Voluntary reserve movements								368,546

Capital stock increase as approved by Shareholders´ Meeting of April 28, 2017	85,100	12,304,716					12,389,816

Net income for the fiscal year - Gain						9,388,772	9,388,772	6,540,832

Balances at the end of the fiscal year	669,663	12,704,215	4,511	4,994,932	15,368,454	9,388,772	43,130,547	22,105,898

(1) See Note 10.

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	34,815,058	18,907,789
Cash at the end of the fiscal year	36,007,981	34,815,058
Net increase in cash	1,192,923	15,907,269

CAUSES OF CHANGES IN CASH

Operating activities
Net (payments)/ collections :
Government and private securities	(11,186,412)	(2,688,126)
Loans
To the financial sector	(1,965,660)	(1,446,158)
To the non-financial government sector	(241,620)	(499,424)
To the non-financial private sector and foreign residents	(15,326,656)	(3,616,477)
Other receivables from financial intermediation	(4,436,799)	(324,302)
Receivables from financial leases	(114,448)	158,446
Deposits
From the financial sector	25,496	15,728
From the non-financial government sector	2,931,795	(1,169,347)
From the non-financial private sector and foreign residents	18,490,956	25,987,214
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	566,350	24,880
Others (except liabilities included under financing activities)	5,237,830	2,459,931
Collections related to service-charge income	9,522,976	7,205,066
Payments related to service-charge expenses	(2,998,480)	(2,361,115)
Administrative expenses paid	(11,010,898)	(8,411,750)
Payments of organization and development costs	(489,539)	(354,693)
Net collections from penalty interest	81,130	80,249
Differences from payments related to court orders	(6,806)	(7,195)
Collections of dividends from other companies	59,876	19,012
Other collections related to other income and losses	67,573	147,380
Net collections/ (payments) from other operating activities	3,512,862	(1,041,356)
Payment of income tax	(3,737,510)	(2,204,321)
Net cash flows (used in)/ generated in operating activities	(11,017,984)	11,973,642

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
Investing activities
Net payments for bank premises and equipment	(293,684)	(378,408)
Net payments for other assets	(900,169)	(659,351)
Net cash flows used in investing activities	(1,193,853)	(1,037,759)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(2,171,204)	(131,071)
Central Bank of Argentina Other	3,005	(3,983)
International Banks and Institutions	27,920	27,992
Subordinated corporate bonds	(442,935)	3,419,647
Financing received from Argentine financial institutions	275,586	15,455
Capital contributions	12,389,816
Payment of dividends	(701,476)	(870,727)
Other payments for financing activities	(292,437)
Net cash flows generated in financing activities	9,088,275	2,457,313

Financial income and holding gains on cash and cash equivalents	4,316,485	2,514,073

Net increase in cash	1,192,923	15,907,269

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2017 and 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 3,255,353 and 2,495,781 (including 333,032 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2017 and 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 908,270 and 1,340,738 (including 458,550 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2017 and 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 4,649,184 and 1,580,312 (including 320,825 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government and of the Municipality of San Miguel de Tucumán, through 2021 and 2018, respectively.

As of December 31, 2017 and 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 1,913,801 and 2,450,436 (including 1,225,993 and 943,683 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2017 and 2016, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 75,519 and 56,001, respectively.

Also, as of December 31, 2017 and 2016, net income recorded through the method mentioned in the previous paragraph amounted to 61,818 and 49,209, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with the accounting standards established by Central Bank of Argentina. The detailed inventory is in process of transcription into the Bank´s books.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2017 and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the fiscal year then ended are presented comparatively with data of the prior fiscal year.

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency (IGJ), Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates. In that sense, it should be considered that the INDEC (National Statistics Institute) has been informed since January 2016, the monthly inflation data based on the IPIM (Internal Index Wholesale Prices), but has not assigned specific inflation rate for the month of November and December 2015. As of the date of issuance of these financial statements, the last IPIM informed by the INDEC is for December 2017 and the accumulated inflation rate for the three-year period ended in December 2017 is approximately 77%.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2017 and 2016, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2017 and 2016, the present value calculated by the Bank for these securities amounted to 436,730 and 1,578,551, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

b.5)	Private Securities – Investment in listed private securities:

As of December 31, 2016, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, as of December 31, 2016, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01, were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2016, the present value reported by the Central Bank for these securities amounted to 726,098.

On January 30, 2017 the total abovementioned holding were cancelled and collected, for an amount of 740,653.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

As established by item 2.2.2.1 of Central Bank rules related to minimum allowances for loan losses, the Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

e.3)	Deposits and other assets and liabilities stated in Acquisition Value Unit (UVA): the CER was applied according to Central Bank Communiqué “A” 6080.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior fiscal years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued. Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities or with significant influence: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities or without significant influence:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Call option sold: they were valued at the agreed-upon exercise price.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2017	12/31/2016
Cash	31,179,973	33,011,337
Government and private securities
Holdings booked at market value		71
	4,828,008
Instruments issued by the Central Bank		1,803,650
Cash and cash equivalents	36,007,981	34,815,058

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX. TAX REFORM (LAW 27430)

a)	The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018, included. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes.

However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2017 and 2016, the Bank estimated an income tax charge of 5,144,000 and 3,066,000, respectively; hence, no minimum presumed income tax should be assessed for the fiscal years ended on such dates.

b)	On December 29, 2017, through Presidential Decree No. 1112/2017, the Federal Executive signed Tax Reform Law No.24,430, which has been passed by Argentine Congress on December 27, 2017. The Law was published in the Official Bulletin on the same date it was signed. Below is a summary of certain significant matters related to the reform, which are still pending resolution:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(i)	Reduction of the income tax corporate rate and additional tax on the distribution of dividends

The 35% corporate income tax rate, which remains effective through the year ended December 31, 2017, will be reduced to 30% during the two fiscal years beginning as from January 1, 2018, and to 25% during the fiscal years beginning as from January 1, 2020. The effects of this reduction have been considered in the deferred tax assets and liabilities calculation disclosed in Notes 5 and 6.

The corporate income tax rate reduction is supplemented by the application of a tax on the distribution of dividends to local individuals and foreign beneficiaries, which shall be withheld and pay to tax authorities by the Company as a single and final payment upon the payment of dividends. This additional tax shall account for 7% or 13%, depending on whether the dividends distributed refer to income earned during a fiscal year in which the Company was subject to a 30% or 25% rate, respectively. For this purpose, it is irrefutably considered that the dividends made available refer, first of all, to the retained earnings with more aging.

(ii)	Equalization tax

According to Law No. 25,063, the payment of dividends exceeding retained tax earnings at the end of the year that is immediately prior to the date of such payment gives rise to the obligation to withhold 35% income tax on such surplus as a single and final payment. Such withholding shall not apply to dividends related to income accrued for the tax years beginning as from January 1, 2018. See also Note 24.b).

(iii)	Adjustment for inflation

In order to assess net taxable income for the years beginning as from January 1, 2018, the adjustment for inflation obtained from the application of specific regulations contained in sections 95 to 98, Income Tax Law, may be deducted from or added to taxable income for the year assessed. This adjustment shall apply only if the variation percentage of the domestic wholesale price index provided by the INDEC, pursuant to the tables prepared for that purpose by the AFIP (Federal Public Revenue Agency), accumulates (a) during the 36 months prior to the end of the year calculated, a percentage exceeding 100%, or (b) in the first and second years beginning as from January 1, 2018, a variation calculated from the first of those years through the closing of each year exceeding the abovementioned 100% by one third or two thirds, respectively.

If this condition for the tax adjustment for inflation is not met, a specific adjustment shall apply to certain assets, as mentioned in the following section.

(iv)	Adjustment of acquisitions and investments made in the fiscal years beginning as from January 1, 2018

The following adjustments shall apply to the acquisitions or investments made in the fiscal years beginning as from January 1, 2018, which are based on percentage variations in the domestic wholesale price index provided by the INDEC in accordance with the tables prepared by the AFIP for that purpose:

(1)	In the sale of depreciable personal property, real property not qualifying as inventories, intangible assets, shares, membership interests or equity interests (including mutual fund shares), the cost considered in assessing gross income shall be adjusted by the abovementioned index from the date of the acquisition or investment to the date of sale, and shall be reduced, as applicable, by any appropriate depreciation/amortization calculated over the adjusted value.

(2)	Deductible depreciation related to buildings and other construction works over real property used for activities or investments and to other assets used to produce taxable income shall be calculated by applying the abovementioned adjustment index to the ordinary depreciation fees as of the date of acquisition or construction indicated in the table prepared by the AFIP.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(v)	Tax revaluation

Law No. 27,430 allows for a one-time revaluation for tax purposes of certain assets owned by the taxpayer and existing at the end of the first fiscal year closed after December 29, 2017, the effective date of the law, and then adjusting the revalued assets to the percentage variations in the domestic wholesale price index provided by the INDEC in accordance with the tables prepared by the AFIP for that purpose. Exercising this option results in the payment of a special tax on all revalued assets, pursuant to the rates set for each type of asset, and grants the right of deducting from the income tax assessment a depreciation amount including the fee related to the revaluation amount.

Those opting to revalue their assets in accordance with Law No. 27,430 shall (i) waive the filing of any court or administrative proceeding to claim, for tax purposes, the application of adjustment procedures of any kind until the end of the first year elapsed after the effective date of such law, and (ii) abandon all the actions and rights invoked in proceedings filed in relation to fiscal years closed previously. In addition, the calculation of the revaluation amount amortization or its inclusion as a disposal cost in the determination of the income tax shall imply, for the fiscal year in which such calculation is made, a waiver of any adjustment claim.

(vi)	Employer contributions

A rate schedule is set in order to assess the employer contributions accruing as from February 2018, eventually converging into a single 19.50% rate for employer contributions accruing as from January 1, 2022.

In addition, a threshold will be deducted from the tax base to which the abovementioned rates were to be applied. Such threshold will be progressively applied: 2,400 in 2018, 4,800 in 2019, 7,200 in 2020, 9,600 in 2021, and 12,000 from January 1, 2022. This threshold shall be adjusted from January 2019, based on the consumer price index provided by the INDEC.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and presentation aspects, from the accounting standards established by Central Bank of Argentina.

The main items with differences in valuation matters as of December 31, 2017 and 2016 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	12/31/2017	12/31/2016	12/31/2017	12/31/2017	12/31/2016	12/31/2017
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	48,243	3,642	44,601	48,584	5,309	43,275
Instruments issued by the Central Bank and booked at amortized cost	37	5,716	(5,679)	37	6,580	(6,543)
Guaranteed loans – Presidential Decree No. 1387/01		11,824	(11,824)		11,824	(11,824)
Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(63,739)	(66,716)	2,977	(63,739)	(66,716)	2,977
Other	(27,601)	(45,415)	17,814	(27,601)	(45,415)	17,814
Interests in other companies (c)	1,505	76,903	(75,398)
Deferred assets – Income tax (d)	479,855	62,974	416,881	481,019	137,346	343,673
Total	438,300	48,928	389,372	438,300	48,928	389,372

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the fiscal year ended December 31, 2016, would have increased by 15,460.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely. See also Note 4.b.i).

In addition, the main presentation differences between professional accounting standards and the Central Bank rules, applicable to the Bank are that the Bank has not presented current and non-current assets and current and non-current liabilities, maturity dates of all credits and debts and their interest rate and adjustments, non-segregation in the Statement of Income of operating expenses by function and cash flow of interest collected and paid by the Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

6.	RECONCILIATION OF AMOUNTS WITH THE ACCOUNTING FRAMEWORK FOR CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014, Central Bank issued Communiqué "A" 5541, which set the general guidelines for convergence to the IFRS issued by the International Accounting Standards Board (IASB), aimed at the preparation of the financial statements issued by the entities under its supervision for the fiscal years beginning on or after January 1, 2018, as well as their interim periods.

Through Communiqués “A” 6114, 6430 as supplemented, the Central Bank set specific requirements as part of that convergence process, which provisionally included until December 31, 2019 (i) the exemption from the application of section 5.5 “Impairment” under NIIF 9 “Financial instruments”; and (ii) that, in order to calculate the effective interest rate of assets and liabilities, as required for their measurement, pursuant to IFRS 9, a lump-sum estimate may be performed to calculate the effective interest rate over a group of financial assets or liabilities with similar characteristics to those subject to application. Lastly, Central Bank Communiqués “A” 6323 and 6324 defined the minimum chart of account and provisions applicable to the preparation and presentation of the financial statements by financial entities for fiscal years beginning January 1°, 2018, respectively.

Considering the previous statements, the Bank is currently performing the convergence towards IFRS with the scope defined by Central Bank Communiqué “A” 6114, and January 1, 2017, is the transition date according to IFRS 1 “First-time adoption of International Financial Reporting Standards”.

As established by Central Bank Communiqué “A” 6206, and based on the requirements set in Communiqué “A” 6114, below is the reconciliation of amounts assessed as per Central Bank’s accounting standards with respect to assets, liabilities, equity accounts and income (loss) as of December 31, 2017, and for the fiscal year then ended, as well as amounts obtained for those items as a result of applying IFRS.

Banco Macro SA

Accounts	Central Bank	IFRS Adjustment	IFRS amount
ASSETS	211,023,163	2,528,080	213,551,243
Cash	31,179,973	(20,034)	31,159,939
Government and private securities	35,314,794	(1,709,453)	33,605,341
Loans	121,617,880	(275,056)	121,342,824
Other receivables from financial intermediation	11,653,058	60,583	11,713,641
Receivables from financial leases	593,643		593,643
Investments in other companies	3,396,790	303,516	3,700,306
Other receivables	1,922,695	(70,831)	1,851,864
Bank premises and equipment, net	1,485,966	3,119,304	4,605,270
Other assets	2,981,097	1,120,597	4,101,694
Intangible assets	858,883	(546)	858,337
Items pending allocation	18,384		18,384

LIABILITIES	167,892,616	(876,534)	167,016,082
Deposits	132,819,490	(103,442)	132,716,0488
Other liabilities from financial intermediation	21,574,257	(1,559,424)	20,014,833
Other liabilities	5,310,219	810,513	6,120,732
Provisions	595,995		595,995
Subordinated corporate bonds	7,589,940	(24,181)	7,565,759
Items pending allocation	2,715		2,715

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Accounts	Central Bank	First-Time IFRS Adjustment (1)	IFRS Adjustment	IFRS Amount
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	43,130,547	2,856,330	548,284	46,535,161
Capital, contributions and reserves	33,741,775		(275,755)	33,466,020
Other comprehensive income		48,077	156,209	204,286
Unappropriated retained earnings (accumulated losses)	9,388,772	2,808,253	667,830	12,864,855

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
INCOME FOR THE FISCAL YEAR, NET	9,388,772	667,830	10,056,602
Financial income	32,747,942	(194,431)	32,553,511
Financial expense	(12,478,476)	(23,562)	(12,502,038)
Provision for loan losses	(1,486,091)		(1,486,091)
Service-charge income	9,539,299	(154,795)	9,384,504
Service-charge expense	(3,058,164)	5,249	(3,052,915)
Administrative expenses	(11,642,990)	(73,593)	(11,716,583)
Other
Other Income	2,269,092	(165,197)	2,103,895
Other expense	(1,357,840)	408,095	(949,745)
Income tax	(5,144,000)	866,064	(4,277,936)
OTHER COMPREHENSIVE INCOME			156,209
Gain for conversion of financial statements			137,148
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			56,024
Income or losses from financial instruments at fair value through other comprehensive income from Subsidiaries			(36,963)
TOTAL COMPREHENSIVE INCOME FOR THE FISCAL YEAR			10,212,811

(1)	Including 2,765,903 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and 90,427 for the rest of reconciliation adjustments as of that date.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Banco Macro SA (consolidated)

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
ASSETS	224,242,704	2,677,457	226,920,161
Cash	34,267,560	(20,034)	34,247,526
Government and private securities	36,624,640	(1,709,084)	34,915,556
Loans	132,000,226	(291,040)	131,709,186
Other receivables from financial intermediation	13,000,735	60,247	13,060,982
Receivables from financial leases	587,486		587,486
Investments in other companies	128,845	130,468	259,313
Other receivables	2,068,724	(43,068)	2,025,656
Bank premises and equipment, net	1,622,184	3,430,813	5,052,997
Other assets	3,018,753	1,122,318	4,141,071
Intangible assets	883,847	(3,163)	880,684
Items pending allocation	39,704		39,704

LIABILITIES	181,112,157	(928,056)	180,184,101
Deposits	144,225,921	(103,442)	144,122,479
Other liabilities from financial intermediation	22,560,819	(1,558,220)	21,002,599
Other liabilities	5,838,839	932,368	6,771,207
Provisions	694,919		694,919
Subordinated corporate bonds	7,589,940	(24,181)	7,565,759
Items pending allocation	27,138		27,138
Minority interest in subsidiaries	174,581	(174,581)

Accounts	Central Bank	First- Time IFRS Adjustment (1)	IFRS Adjustment	IFRS Amount
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	43,130,547	2,856,330	548,284	46,535,161
Capital, contributions and reserves	33,741,775		(275,755)	33,466,020
Other comprehensive income		48,516	155,790	204,306
Unappropriated retained earnings (accumulated losses)	9,338,772	2,807,814	668,249	12,864,835
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST		207,763	(6,864)	200,899

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
INCOME FOR THE FISCAL YEAR, NET	9,388,772	668,249	10,057,021
Financial income	36,500,040	(145,385)	36,354,655
Financial expense	(13,545,381)	(27,562)	(13,572,943)
Provision for loan losses	(1,595,201)		(1,595,201)
Service-charge income	10,646,390	(155,163)	10,491,227
Service-charge expense	(3,342,116)	5,249	(3,336,867)
Administrative expenses	(12,863,015)	(86,745)	(12,949,760)
Other
Minority interest in subsidiaries	(84,775)	(1,354)	(86,129)
Other income	905,828	(182,456)	723,372
Other expenses	(1,448,814)	406,701	(1,042,113)
Income tax	(5,784,184)	854,964	(4,929,220)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Accounts (contd.)	Central Bank	IFRS Adjustment	IFRS Amount
OTHER COMPREHENSIVE INCOME			155,790
Gain for conversion of financial statements			137,148
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			18,642
TOTAL COMPREHENSIVE INCOME FOR THE FISCAL YEAR			10,212,811

Total comprehensive income attributable to:

Total comprehensive income attributable to the controlling interests: 10,127,125

Total comprehensive income attributable to non-controlling interests: 85,686

(1)	Including 2,972,122 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and (115,891) for the rest of reconciliation adjustments as of that date.

The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of those first annual financial statements in accordance with IFRS, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”, or the Bank makes more accurate calculations or adjustments than those performed for the purpose of these reconciliations.

Therefore, the items and figures contained in this reconciliation may only be deemed final when annual financial statements are prepared for the period in which IFRS are applied for the first time, with the scope defined by the Central Bank in its Communiqués “A” 6114, 6324, as supplemented. In addition, pursuant Central Bank rules, the voluntary reserve to be set in view of the application of IFRS for the first time shall not be distributed and it may only be reversed for capitalization purposes or to absorb potential negative amounts under “Unappropriated earnings”.

Below is a summary of the main adjustments and reclassifications of the transition to IFRS previously mentioned:

Government and private securities

Under IFRS 9 “Financial instruments”, financial assets are classified based on the Bank’s business model to manage financial assets and the characteristics of its contractual cash flows. Based on this classification, the Bank defined the coexistence of three potential business models applicable to the operations and investments of government and private securities:

•	Amortized cost: the purpose is to obtain contractual cash flows of the financial asset.

•	Fair value through other comprehensive income: the purpose is to obtain contractual cash flows of the financial asset and/or income from its sale.

•	Fair value through profit or loss: the purpose is to generate income from the purchase and sale of financial assets.

Adjustments to this item arise mainly when the valuation established for each business model in which holdings were classified differs from the valuation under Central Bank rules.

In addition, reverse repurchase agreement transaction were performed which underlying assets under Central Bank rules should be recognized as Bank’s assets. Under IFRS, these assets received from third parties do not meet the requirements for recognition.

Additionally, the Bank received deposits of securities. Under Central Bank rules it implies to record the security under this item and the counterpart as liability, which was recorded under Deposits, for the principal plus agreed interest and the quote prices differences. According to IFRS 9, this transaction does not imply on asset and liability recognition. Also, all income accrued were reclassified from “Financial expenses” to “Service-charge expenses” under “Fees related to securities transactions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Loans

The Bank’s loan portfolio was generated from a business model structure that is mainly aimed at obtaining contractual cash flows (formed by principal and interest.) According to IFRS 9 “Financial instruments”, the loan portfolio, initially measured at its fair value, should be valued at amortized cost using the effective interest rate method, which implies that the fees collected and increasing direct costs related to financing granted must be deferred and recognized throughout the term of the financing.

Under Central Bank rules, the initial measurement corresponds to the nominal capital disbursed, the interest is accrued according to the compound interest formula in the period in which it was generated, and the fees collected and direct costs are recognized at the time that they are generated.

In addition, loan portfolio purchases made by the Bank were valued according to such IFRS, and they are recognized at fair value at inception. Under Central Bank rules, these transactions were valued at their contractual value.

Additionally, to prepare book amounts as of the transition date regarding those purchases, the Bank used the voluntary exemption under paragraph D20, IFRS 1 “First-time adoption of International Financial Reporting Standards”, recognizing the costs of related transactions prospectively.

Other receivables from financial intermediation

This item includes debt securities from financial trusts. According to IFRS 9 “Financial instruments” and based on the comments made in “Government and private securities”, the purpose of these holdings is mainly obtaining contractual cash flows, therefore they were valued at amortized cost using the effective interest rate method. Under Central Bank rules, these instruments were also valued at amortized cost.

According to IFRS 15 “Revenue from Contracts with Customers”, contract assets were included as a result of the commission from adhering to one of the Bank’s customer loyalty programs. In that program, the only describe performance obligation is to put the Bank’s customer in contact with a well-known airline company. In consideration for that service, the Bank earns a membership commission.

In addition, the contributions to mutual guarantee association risk funds in which the Bank participate do not pass the financial assets individual test; therefore, they are not included in the Bank’s business model and were stated at fair value through profit or loss.

Investments in other companies

The companies in which the Bank has no material control or significant influence were valued at their best approximation to the fair value through profit or loss pursuant to “IFRS 9 “Financial instruments”. Under Central bank rules, these equity interests were valued at acquisition cost, plus the nominal value of stock dividends received.

In addition, for the associates, the equity method was adjusted according to IAS 28 “Investments in Associates and Joint Ventures”.

The Bank holds interests in joint ventures, which according to IFRS 11 “Joint Arrangements”, are booked using the equity method. Under Central bank rules, the proportionate consolidation method is used.

Bank premises and equipment

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure its real property. This implies that the fair value was used as deemed cost. To determine such fair value, the Bank used valuations for all assets.

In accordance with IAS 16 “Property, plant and equipment”, the Bank chose the “Cost model” for all property, plant and equipment components.

The new deemed cost under IFRS implies an increase in depreciation charged to Administrative expenses under the statement of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Other assets

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D5, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure certain assets included in this item, such as the work in progress of the future company building. This implies that the fair value was used as deemed cost as of that date. To determine such fair value, the Bank used valuations for all assets. In accordance with IAS 40 “Investment property”, the Bank chose the “Cost model” to measure the assets falling thereunder.

The new deemed cost under IFRS implies an increase in depreciation charged to other expense under the statement of income.

The Bank has held-for-sale fixed assets that are subject to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The assets included in the abovementioned classification were stated at their carrying amount or fair value, whichever lower, less costs of sales, and they are not amortized to the extent that they meet this condition.

Under Central Bank rules, the other assets were valued at acquisition or addition cost, less related accumulated depreciation and amortization, calculated proportionately to the estimated months of useful life.

According to IAS 23 “Borrowing Costs”, the financing costs attributable to the construction of the new company building were capitalized in this item.

Intangible assets

According to IAS 38 “Intangible assets”, are measured at cost. Under Central Bank rules, the Bank capitalized certain software costs and other organization expenses, which according to such IAS, should not be recognized as an asset and, therefore, they must be charged as expenses for the fiscal year.

Other liabilities from financial intermediation

According to IFRS 15 “Revenue from Contracts with Customers”, the Bank recognizes revenues from ordinary activities representing the transfer of assets or services committed with customers in exchange for an amount showing the consideration at which the Bank expects to have a right to exchange those assets or services.

The commissions charged by the Bank in which there is a time difference between their collection and the service provision are deferred and recognized throughout the time of the transaction.

Additionally, this item includes non-subordinated corporate bonds issued by the Bank, which according to NIIF 9, were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued and expenses were charged under “other expenses”.

Other liabilities

According to IAS 19 “Employee Benefits”, vacations are deemed irrevocable accumulated absences subject to compensation to be measured at the expected cost of those absences, based on the amounts expected to be paid for them in view of the days accumulated in favor of the employees and not enjoyed at the end of the reporting fiscal year. In the Bank’s financial statements currently prepared under Central Bank rules, vacation charges are booked at the time staff use them, i.e. upon their payment.

Deferred tax liabilities is included as well, which according to IAS 12 “Income tax”, should book (i) the portion of the current tax expected to be paid or recovered, and (ii) the deferred tax which is the tax expected to be settled or recovered from income tax for accumulated NOLs and temporary differences arising from the tax bases of assets and liabilities and their carrying amounts. Under Central Bank rules, the Bank assesses income tax by applying the effective rate to the estimated taxable income disregarding the effect of differences between book and taxable income. See also Note 4.b.i).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Subordinated corporate bonds

According to IFRS 9 “Financial instruments”, subordinated corporate bonds issued by the Bank were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued.

Capital stock – Stock issuance premium

According to IAS 32 “Financial instruments: presentation”, costs incurred by the Bank for the issuance of share are accounted for as a deduction from equity to the extent they are incremental cost directly attributable to the equity transaction that otherwise would have been avoided. Under Central Bank rules, the Bank has charged these costs in the statement of income (other – other expenses).

Foreign currency translation

According to IAS 21“The effects of changes in foreign exchange rates”, foreign currency translation differences were recognized and reclassified, which arise from the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards”, and did not recognize the translation differences accumulated at the beginning of the transition date.

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

12/31/2017	12/31/2016

7.1.	Loans - Other

Other loans	12,079,455	7,531,496
Export financing and prefinancing	4,650,011	2,846,002
	16,729,466	10,377,498

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts	846,346	719,918
Certificates of participation in financial trusts (a)	156,966	224,043
Other	1,981	746
	1,005,293	944,707
(a) As of December 31, 2016 the Bank booked an allowance for impairment for 224,043.

7.3.	Other receivables – Other

Sundry receivables	963,962	575,585
Security deposits	599,340	358,578
Advanced prepayments	119,602	182,697
Other	244,707	65,898
	1,927,611	1,182,758

7.4.	Deposits - Nonfinancial government sector

Savings accounts	3,783,223	522,100
Checking accounts	3,597,940	2,890,080
Time deposits	1,943,612	2,374,739
Investment accounts	61,015	58,748
Accrued interest, adjustments and foreign exchange differences payable	29,872	29,740
Other	88,860	89,456
	9,504,522	5,964,863

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2017	12/31/2016

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	1,734,816	1,195,105
Attachments	768,225	416,685
Unemployment fund for construction industry workers	545,232	346,326
Tax amnesty	100,139	5,878,001
Other	61,650	82,209
	3,210,062	7,918,326

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	4,669,826	3,012,145
Miscellaneous not subject to minimum cash requirements	1,100,790	916,156
Other withholdings and additional withholdings	993,624	920,134
Other payment orders pending settlement	874,409	598,398
Collections and other transactions on account and behalf of others	690,014	582,574
Miscellaneous subject to minimum cash requirements	334,156	331,700
Retirement pension payment orders pending settlement	148,993	101,947
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	102,006	98,082
Other	422,828	212,474
	9,336,646	6,773,610

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	3,644,073	2,136,271
Salaries and payroll taxes payable	765,357	477,977
Miscellaneous payables	449,111	247,512
Advance collections	206,614
Withholdings on salaries	118,378	88,542
Prepayment for the sale of assets	64,650	2,842
	5,248,183	2,953,144

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	70,772,661	41,094,883
Checks and securities not yet collected	8,428,770	6,948,439
Checks and securities to be debited	1,533,246	1,350,161
Managed portfolios (see Note 13.)	1,037,432	1,175,510
Checks and securities to be collected	404,468	418,693
	82,176,577	50,987,686

7.9.	Financial income – Interest on other loans

Personal loans	11,996,367	8,695,291
Other	2,342,456	1,845,976
	14,338,823	10,541,267

7.10.	Financial income – Net income from government and private securities

Government and private securities	5,747,438	5,450,594
Financial trusts	181,113	132,131
Other	46,538	90,919
	5,975,089	5,673,644

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2017	12/31/2016

7.11.	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	555,780	109,333
Interests on loans for export prefinancing and financing	110,697	92,498
Forward foreign-currency transactions		46,572
	666,477	248,403

7.12.	Financial expense – Other

Turnover tax and municipal assessments	2,512,295	1,979,501
Premiums on repurchase agreements with the financial sector	119,214	55,028
Forward foreign-currency transactions	21,694
	2,653,203	2,034,529

7.13.	Service-charge income - Other

Debit and credit card income	2,579,326	2,099,696
Rental of safe deposit boxes	168,300	116,174
Service commissions – Joint ventures (see Note 2.5.)	135,607	110,812
Other	298,705	300,447
	3,181,938	2,627,129

7.14.	Service-charge expense - Other

Debit and credit card expenses	1,652,697	1,241,855
Turnover tax and municipal assessments	543,920	366,056
Commissions paid to agents for marketed bank products	148,465	214,892
Life insurance expense	42,390	73,895
Other	60,689	12,630
	2,448,161	1,909,328

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	539,263	388,354
Security services	485,438	370,348
Electric power and communications	311,393	251,531
Leases	207,700	181,498
Stationery and office supplies	37,939	34,865
Insurance	33,640	31,495
	1,615,373	1,258,091

7.16.	Other income – Other

Other adjustments and interest on other receivables	64,141	95,263
Gain on sale of bank premises and equipment, and other assets	23,763	8,802
Services provided to Banco del Tucumán SA	20,068	15,755
Other	135,932	119,775
	243,904	239,595

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2017	12/31/2016

7.17.	Other expense – Other

Stock issuance expenses	292,437
Loans transactions	116,926
Donations	82,406	66,394
Expenses for corporate bonds placements	31,121	45,948
Turnover tax	14,092	15,091
Interest and adjustments tax	12,457	17,978
Other	141,204	79,554
	690,643	224,965

8.	RESTRICTED ASSETS

As of December 31, 2017 and 2016 the following Bank’s assets are restricted:

Item	12/31/2017	12/31/2016
Government and private securities
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 as of December 31, 2017 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 as of December 31, 2016 used as security in favor of Sedesa (1).	132,188	99,886
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	98,541	36,015
• Central Bank of Argentina Internal Bills in pesos, maturing 02/21/2018, for the performance of forward foreign currency transactions.	53,059
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 as of December 31, 2017 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing 2017 as of December 31, 2016, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	13,139	12,036
• Central Bank of Argentina Internal Bills in pesos, maturing 02/21/2018 as of December 31, 2017 and maturing 02/08/2017 as of December 31, 2016, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	9,647	2,095
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	8,869	23,770
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	8,704	11,885
• Secured bonds under Presidential Decree No. 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	4,470	23,600
• Other government and private securities.	2,330	2,810
Subtotal government and private securities.	330,947	212,097

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	3,750,952	1,902,862
• Equity interests arising from contributions made as contributory partner. (2)	90,000	97,000
Subtotal other receivables from financial intermediation	3,840,952	1,999,862

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Item (contd)	12/31/2017	12/31/2016
Other receivables
• Security deposits related to credit card transactions.	582,057	352,373
• Security deposits related to debit card transactions.	10,833	603
• Security deposits related to transactions of forward transactions offset.	2,500	2,500
• Sundry receivables - attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	3,950	3,102
Subtotal other receivables.	600,167	359,405

Other assets
• Buildings related to a call options sold (see Note 12.(b)).	216,248	101,749
Subtotal other assets	216,248	101,749
Total	4,988,314	2,673,113

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	To maintain the tax benefits resulting from these contributions, they must be remained for two to three years after their realization date. They are related to the following risk funds: Risk Fund of Garantizar SGR and Risk Fund of Los Grobo SGR, as of December 31, 2017 and Risk Fund of Intergarantías SGR as of December 31, 2016.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3 to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2017	12/31/2016
ASSETS
Cash		13,105			13,105	11,269
Loans	952,147			488,411	1,440,558	886,718
Other receivables from financial intermediation				83,561	83,561	51,565
Receivables from financial lease			6,812	2,157	8,969	9,025
Other receivables	1,320				1,320
Items pending allocation	57				57	47
Total assets	953,524	13,105	6,812	574,129	1,547,570	958,624

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2017	12/31/2016
LIABILITIES
Deposits		16	95,869	2,502,530	2,598,415	2,525,804
Other liabilities from financial intermediation				80,216	80,216	178,639
Other liabilities				591	591	340
Subordinated Corporate Bonds				29,509	29,509	213,681
Total liabilities		16	95,869	2,612,846	2,708,731	2,918,464
MEMORANDUM ACCOUNTS
Credit-balance accounts – Contingent				59,254	59,254	23,986

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2017	12/31/2016
INCOME (EXPENSE)
Financial income	28,621		2,056	64,654	95,331	26,837
Financial expense	(10,262)	(257)		(163,814)	(174,333)	(188,208)
Service-charge income	12	2	880	4,376	5,270	4,923
Service-charge expense				(582,490)	(582,490)	(408,345)
Administrative expenses	(41)			(13,042)	(13,083)	(5,272)
Other income	21,609				21,609	17,220
Other expense			(15,957)		(15,957)	(151)
Total income / (loss)	39,939	(255)	(13,021)	(690,316)	(663,653)	(552,996)

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

In addition, as of December 31, 2017 and 2016, there are other transactions with related parties due to work in process over buildings, for an amount of 39,006 and 29,378, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2017, amounted to 669,663. Since December 31, 2013, the Bank’s capital stock has changed as follows:

As of December 31, 2013	594,563
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (2)	85,100
As of December 31, 2017	669,663

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

(2)	Related to capital stock increase arising from i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No. 18716 dated May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine financial system.

As of the date of issuance of these financial statements, the capital increase up to 74,000,000 new shares was fully subscribed and paid-in and registered on the public registry of commerce. The capital increase up to 11,099,993 new shares was fully subscribed and paid-in.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 12/31/2017		12/31/2017	12/31/2016
Non-subordinated – Class 2	USD	150,000,000	(a.1)				1,746,108
Subordinated Resettable – Class A	USD	400,000,000	(a.2)	USD	400,000,000	7,589,940	6,407,840
Non-subordinated – Class 2	USD	300,000,000	(a.3)	USD	300,000,000	4,739,614
Total						12,329,554	8,153,948

a.1)	On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers.

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

a.2)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

a.3)	On May 8, 2017, under Global Program mention on item a.2), Banco Macro SA issued non subordinated simple corporate bonds not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest will be paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

- Forward transactions involving securities and foreign currency.

- Forward transactions without delivery of the underlying asset.

- Options.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of December 31, 2017 and 2016 are as follows:

Transaction	12/31/2017	12/31/2016
Net position of repurchase agreements	1,402,431	1,181,659
Net position of forward transactions of foreign currency without delivery of the underlying asset (a)	(153)	(56,872)
Position of call options sold (b)	(326,004)	(167,721)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for fiscal years ended December 31, 2017 and 2016, amount to income / (loss):

Transaction	12/31/2017	12/31/2016
Premiums on reverse repurchase agreements	555,780	109,333
Premiums on repurchase agreements	(119,214)	(55,028)
Forward foreign-currency transactions offset	(21,694)	46,572
Total	414,872	100,877

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE, ROFEX and “over the counter”. For transactions carried out through MAE or ROFEX, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to:

(i)	A call option sold to a bank´s customer on a building received as payment of loans previously granted by it. The option´s exercise period was established from July 24, 2014 through July 31, 2016, both dates included and during this period the holder of the option has expressed the intention to exercise it. As of the date of issuance of these financial statements, and as the conditions required by the Bank were complied, the Bank authorized, as required by the holder of the option, the extension of the abovementioned terms and the transfer to a third party to acquire the building for an amount of 196,462. The sale´s instrumentation was made during January 2018.

(ii)	A call option sold on buildings received as repayment of loans previously granted by the bank. The price was set at USD 6,900,000 and the option´s exercise period from August 18, 2017 through August 18, 2018, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of December 31, 2017 and 2016, portfolios managed by the bank amounted to 1,037,433 and 1,175,510, respectively. Under these portfolios, 683,069 and 777,429, respectively belongs to the private financial trust “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, created by the Bank (trustor) and Macro Fiducia SA (trustee) between 2002 and 2016. Additionally, the bank acts as collection agent and custodian.

14.	MUTUAL FUNDS

As of December 31, 2017, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Share of interest	Equity
Pionero Pesos	735,418,942	2,569,459
Pionero Renta Ahorro	2,220,897,126	14,714,398
Pionero F F	80,027,167	426,705
Pionero Renta	11,088,391	164,311
Pionero Acciones	14,384,493	311,683
Pionero Renta Plus	20,126,656	315,855
Pionero Empresas FCI Abierto PYMES	184,062,176	441,801
Pionero Pesos Plus	94,721,317	201,939
Pionero Renta Ahorro Plus	738,906,908	1,147,824
Pionero Renta Mixta I	47,599,671	67,733
Pionero Renta Mixta II	981,604,322	1,306,993
Pionero Ahorro Dólares	166,622,606	3,261,708

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Fund (contd.)	Share of interest	Equity
Pionero Renta Global – Clase B	50,000	939
Pionero Renta Fija Dólares	52,440,187	1,037,983
Argenfunds Renta Pesos	311,465,698	684,673
Argenfunds Renta Argentina	120,715,248	272,074
Argenfunds Ahorro Pesos	494,827,952	1,705,335
Argenfunds Renta Privada FCI	150,188,094	465,161
Argenfunds Abierto Pymes	90,178,453	69,872
Argenfunds Renta Total	895,900,623	1,174,615
Argenfunds Renta Flexible	444,850,895	581,733
Argenfunds Renta Dinámica	90,154	114
Argenfunds Renta Mixta	34,699,058	44,409
Argenfunds Renta Global	146,861,736	188,164
Argenfunds Renta Capital	4,176,864	81,129
Argenfunds Renta Balanceada	77,528,302	96,920
Argenfunds Renta Crecimiento	3,970,450	78,042

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3440% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11491 of March 1, 2017.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Accicom, Secubono, Mila, Credicuotas Consumo, Credimas, Best consumer Directo, Best Consumer Finance and Agrocap 1). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of December 31, 2017 and 2016, debt securities managed by the Bank for investment purpose amounted to 846,346 and 719,918, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

In addition, as of December 31, 2017, the bank holds certificates of participation in financial trusts for an amount of 156,966.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2017 and 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 116,387 and 58,633, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2017 and 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 328,268 and 451,569, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2017 and 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 1,302,687 and 1,396,421, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of mutual funds group investment products (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación Agustín Tosco Colectora Sur, between Puente San Carlos and Puente 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta Nacional 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2017 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2017
Cash
Amounts in Central Bank accounts	21,939,645
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	3,750,952
Total	25,690,597

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for December 2017, along with its computable capital as of the end of that month:

Item	12/31/2017
Minimum capital requirement	12,939,167
Computable capital	47,064,664
Excess amount	34,125,497

19.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee and appointed a Comprehensive Risk Manager.

Its duties includes ensuring that an independent risk management be established, providing policies, procedures and measurement methodologies to identify, measure and monitor the risk for which it is responsible, as well as the responsibilities in the process of each level in the organization.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up of the exposure to each limit by the persons in charge, the preparation of regular reports for the Comprehensive Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for the development of stress tests.

The system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Comprehensive Risk Management

The Comprehensive Risk Management area is formed by Compliance Management and Risk Management, which is in charge of the Financial Risk, Credit Risk, Operational Risk and Technological Risk sectors.

The main procedures devised by Risk Management are:

•	Stress tests

The stress test process includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic capital calculation

The Risk Management Department estimates economic capital for each of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis, with its subsidiaries, with the same scope as the regulation. The methods used for subsidiaries are exactly the same.

The process of assessing the sufficiency of economical capital is including in the Corporate Governance and Risk Management culture of the Bank and its subsidiaries.

Economic capital is quantified as a result of the application of a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The results should be used to support decision-making, including the strategic decisions adopted by the Board and Senior Management. This way, they will be able to:

-	Estimate the level and the trend of the relevant risks and their effect on the capital requirements;

-	Evaluate the fairness of the basic assumptions used in the capital measurement system and the sensitivity of the results to changes in those assumptions;

-	Determine if the Bank has adequate regulatory capital to cover the different risks and meets the capital adequacy goals that were established;

-	Consider the future capital requirements based on the risk profile and, depending on that, introduce any relevant adjustment to the strategic;

The fundamental elements of the capital assessment include:

-	Policies and procedures that ensure the risk management process;

-	A process that links economic capital and the risk level;

-	A process that establishes capital adequacy goals based on risk, considering the strategic approach and the business plan;

-	An internal control process, to ensure comprehensive risk management.

Below is an outline of the most significant risks managed by the Bank:

•	Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of suffering losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by the Central Bank´s Guidelines for Risk Management at Financial Institutions and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, administrate and control risks it comprises.

The Risk heads will report, to the Assets and Liabilities (CAP) and the Risk Management Committees on a regular basis on the financial risk exposure and the effects that may be caused in the Bank´s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, considering, market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

-	Cash Flow at Risk (CFAR): calculated as the difference between the liquidity gap obtained in the medium or expected scenario and the one resulting from the critical scenario. The liquidity level in the medium scenario is obtained as a result of the arithmetic median of the simulated liquidity scenarios, while the critical scenario is obtained applying the associated percentile to the confidence level for such set of simulations;

-	Stress tests: used to quantify the impact as a result of illiquidity scenarios in case of a different shock of the risk factors involved;

-	Liquidity Coverage Ratio (LCR): indicator that seeks to capture liquidity coverage on those outflows of funds that occur within the following 30 days. Through different weighting factors established by Basel, the indicator captures the outflows in systemic stress situations.

-	Net Stable Funding Ratio (NSFR): indicator that seeks to show whether the sources used to finance the Bank´s activities are sufficiently stable in order to mitigate the risk of future stress situations arising from funding. Through different weighting factors established by Basel, the indicator captures the funding required in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As regards the interest rate risk, the Economic Value Methodology (EVM), is used to measure the risks of assets and liabilities sensitive to the interest rate. Through stochastic processes, different interest rate trajectories are measured, for which purpose different economic values of the Bank will be obtained. The EVM is the difference between the expected economic value (“medium value”) and the economic value for a certain confidence level and holding period resulting from the simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

The Credit Risk Area reporting to the Comprehensive Risk Management area participates in the development of the individual stress test program for credit risk and comprehensive stress tests, cooperates in defining scenarios and follows up results. It also participates in the design and implementation of contingency plans for credit risk purposes.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which with different stages of development and implementation, form part of the Action Plan that is implemented by the Bank to adjust the Basel principles and best practices for risk management to local regulations.

This area is in charge of proposing and monitoring the internal limits of tolerance to credit risk, as well as defining indicators, specifying their calculation method and expressing the grounds used for alert and cap selection. One of the most noteworthy is an automated tool to calculate key indicators, for which alert values and limits have been determined, which are used for monitoring the business progress according to the risk appetite defined by the Board. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Comprehensive Risk Management Committee for its consideration and to adopt corrective measures where necessary.

Securitization risk

The Bank and its subsidiaries do not any assume significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational and Technological Risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structure, and appointed a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Senior Management and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

-	assessing all relevant processes;

-	integrating the operational and technological risk assessment models;

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

Credit Risk Management

The Credit Risk Management is in charge of ensuring a proper identification, assessment, control, follow-up and mitigation of credit risk.

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

Loans are granted under specific policies and procedures for Corporate Banking clients and Consumer Banking customers, who in turn are differentiated depending on the segment they belong (Salary plan -Public or Private Payroll, and Retired Pensioner or Open Market).

Credit risk assessment for Consumer Banking portfolio includes the use of Risk Applications that use the screening and scoring methods related to an arrears level. There is also a centralized mass rating process for customers (which allows branches to provide assistance within the predetermined margins) and Pre-Credit Rating Models for the assessment of Prospects in Campaigns.

Loans to Commercial Banking portfolio are handled by Credit Committee formed by officials from the business and risk areas, at different levels, with powers to operate within them. Specialized risk analysts prepare a risk report for each customers (or group of companies), that supports the credit decisions made by Committee members. There are also decentralized commercial portfolio assessment methods for corporates, including screening and scoring parameters, that speed up the process for the approval of predetermined products and small amounts. For the authorization transactions involving small amounts, transitory transactions and/or transactions with self-liquidating collaterals, special credit powers have been granted to higher ranking officials, based on their knowledge and experience. At any rate, the use of these powers is also associated to the outcome of an objective assessment, avoiding any discretion in the credit approvals.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

In order to manage credit risk, assessment or score models are used (for admission, behavior and collections) for Retail Banking and Company Rating Models at different stages of the credit cycle, allocating an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. These tools, also related to the results of each customer, are supplemented with the Expected Loss and Provision Models prepared by Management.

The Credit recovery Management, in turn, is in charge of the efforts involving the recovery of nonperforming loans, seeking to include such actions with the other risk instances, which increases the efficiency of collection processes and provides information on the recovery actions outcomes, so as to adjust the origination and expected loss models.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

20.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to bank practices laid out in Central Bank Communiqué “A” 5201 - Guidelines for Corporate Governance in Financial Institutions, as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 622/13, the CNV defined the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law and its administrative order, establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank publicly offers its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Central Bank Communiqué “A” 5293 as supplemented are as follows:

•	Ownership structure

As of December 31, 2017, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes
Brito Jorge Horacio	16.58	18.54
Carballo Delfín Jorge Ezequiel	16.68	18.37
ANSES FGS under Law No. 26,425	27.49	25.77
Grouped shareholders (Argentine stock exchanges)	4.72	4.96
Grouped shareholders (foreign stock exchanges)	34.53	32.36

•	Board and Senior Management

The Bank’s Board of Directors is currently made up of thirteen regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. During fiscal year 2016, due to the reorganization of the Board, some of them were elected for shorter periods. Directors are elected and proposed by the Shareholders’ Meeting. Once they are elected, the Central Bank is in charge of confirming their appointment, expressly authorizing them to take over their positions, under the terms of qualification and experience, assessment contained in regulations CREFI 2, Creation, Operation and Expansion and XV Authorities of Financial institutions.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting makes the proposal for appointing the directors and on a regular basis during their term of office.

Currently, six directors are independent, according to the guidelines set by CNV regulations and the provisions of the revised text of the Central Bank´s Guidelines for Guidelines for Corporate Governance in Financial Institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Senior Management is directed by a General Manager appointed by the Board and is formed by twelve managers that report directly to the General Manager, and additionally three staff areas that report directly to the Board.

Committes

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank´s activities, and appoint its members. The following committees currently operate in the Bank:

Committee	Roles
Audit Committee CNV	They are established in Capital Markets Law and its administrative order.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Comprehensive Risk Management Committee	Monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (411) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 1.2. to the Bank’s consolidated financial statements (see also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 16., respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

•	Incentive practices

The Bank has a personnel incentives system based on the identification of the officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The Personnel Incentives Committee is in charge of ensuring the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income, if any, is not taken into account. The system only provides for compensation in cash.

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

-	employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

-	levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

Grupo Macro´s Linea Ética was implemented for Banco Macro and its major subsidiaries. It is run by an independent third party, which ensures the three guiding principles for this type of reporting channels: anonymity, confidentiality and transparency. Reports could be channeled through different means, such us, telephone, website, e-mail, fax and in person. More information can be found on website www.macro.com.ar and in the Linea Ética y Transparencia.

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán SA is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 2.1. through 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine General Business Associations Law No. 19550), specific applicable regulations (Capital Market Law and its administrative order), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in the notes to the financial statements. Such transactions are carried out under usual market conditions. See also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos – Relaciones con Inversores”, “About us – Relationship with Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

Moreover, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the Central Bank, for such disclosure system, according to the criteria set forth by the Basel Committee on Banking Supervision, which is available on the Bank´s website.

21.	SUMMARY JUDGEMENTS AND PENALTIES APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2017 is disclosed below:

21.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infringement of article No. 1 incs e) and f) of the Criminal Foreign Exchange Law (“CFEL”), and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Status: In process at the Central Bank. On 04/07/2016, the Bank filed its defense and offered evidence. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

21.2.	Penalties imposed by the Central Bank:

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; infringement to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and infringement according to Central Bank requirements. Penalty amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct remedy. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 05/10/2016 the Courtroom II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Courtroom II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr. Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a petition for denied appeal was filed to the Argentine Supreme Court (CSJN), which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed to the Central bank about the appeal presented by Banco Macro. On 07/13/2016 the Courtroom IV of CNACAF sustained the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Courtroom IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated a petition for denied appeal to the CSJN, which is pending resolution.

21.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Courtroom III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. Against such sentence, the Bank and the UIF filed an extraordinary federal remedy. On April 25, 2017, those remedies were dismissed by the Court. On May 10, 2017 both the bank and the UIF, filed petitions for denied appeals with the CSJN, which as of the date are still pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, imposing a fine on the persons subject to the summary proceedings, resolving favorably the lack of passive legitimations of Mr. Carballo and Mr. Magnanini. On 01/30/2017, the fine was paid, subject to the devolutive effect of the remedy. On 03/13/2017, a direct appeal was filed against such resolution, which was lodging of the Courtroom III of CNACAF, under “Banco Macro SA and other against UIF – Criminal Code – law 25246 – Decree. 290/07 art. 25” (file Nº 13500/2017). As of the date, the file is pending resolution.

•	Ended summaries

Financial Summary: No. 1227 dated on 04/10/2008 in relation to two capital contributions to its subsidiaries Sudbank SA and Trust Company Ltd. (currently, Macro Bank Ltd), which ended up in favor of the Bank, as the CNACAF declared on November 24, 2015, the nullity of the extraordinary instance filed by the Central Bank.

Criminal Foreign Exchange Regime Summary: No. 5645 dated on 01/07/2017 related to foreign exchange transactions allegedly performed without Central Bank authorization, which ended up in favor of the Bank, as resolved on October 29, 2016, by Criminal Economic Federal Trial Court No. 11.

Files: No. 62/2009 (extension) dated on 06/09/2011 in relation to foreign currency purchase transaction for an amount of 538 and No. 6614/2011 dated on 12/28/2011 for an amount of 843, which ended up in favor of the Bank, as the CSJN dismissed on April 25, 2017, the petition for the denied appeal file by UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6338/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 2,136 and No. 160/2012 dated on 05/10/2012 for an amount of 376, which ended up in favor of the Bank, as the CSJN dismissed on 05/09/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6407/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 802, No. 6612/2011 dated on 12/28/2011 for an amount of 688 and No. 517/2012 dated on 06/12/2012, which ended up in favor of the Bank as the CSJN dismissed on 06/06/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011 related to a supposed infringement of article No. 1 incs. e) and f) and No. 2 inc f) of the CFEL, upon performing foreign exchange transactions with a disqualified customer without Central Bank authorization, which ended up in favor of the Bank, since on July 26, 2017, the court ruled that an artificial person may be penalized based on the acts carried out by its representatives and agents. In the case under analysis, since the natural persons were acquitted, the court understood that nothing should be resolved with respect to the Bank. The decision is final and it will not be appealed by the Bank.

File (UIF): No. 6420/2011 dated 11/23/2011 in relation to foreign currency purchase transactions for an amount of 822, which ended up in favor of the Bank pursuant to the CSJ resolution dated May 23, 2017, which decided to sustain the petition for denied appeal filed by the Bank to declare the applicability of the extraordinary appeal and to abrogate the decision pronounced by Courtroom II of the CNACAF, which had confirmed the fines imposed by the UIF, plus legal costs. Therefore, it was resolved that the case file should return to the CNACAF for the pronouncement of the new decision. Thus, on August 22, 2017, Courtroom II of the CNACAF decided to declare the UIF´s punitive power to be statute-barred with respect to the person subject to the summary proceedings, and to render UIF resolution No. 124/2014 ineffective in relation to such person. The case has been closed.

Although, penalties do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 718 which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV and the UIF, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted. As of the date, is pending resolution.

File: No. 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential failure to comply with section 59, Law No. 19550 and item 1, Chapter 6, section 19, Part IV of Chapter II under CNV Regulations (as enacted in 2013 and as amended) in force at the time of the events under analysis.

Responsible: Banco Macro SA, in its capacity as an agent for the custody of mutual funds group investment products, Directors and member of the audit committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and responsibles were notified about the opening of the reference proceedings, whereby they were granted ten business days to file a presentation. On August 11, 2017, the bank filed a defense, arguing that the charge was null and void, that the administrative criminal action had become statute-barred and that the persons subject to the summary proceedings were not liable for the facts under investigation, since the Bank is not responsible for overseeing the facts subject to the summary proceedings because such oversight obligation is not part of its role as custodian. On 12/06/2017, the preliminary hearing was held and the summary proceedings were submitted for the consideration of the CNV, which will decide whether it will be opened for trial or whether the substance of the case will be resolved directly.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017

Reason: alleged noncompliance with the contents of the Procedure Manual for the Prevention of Money Laundering and Terrorism Financing as comprehensive settlement and clearing agent upon a CNV inspection, and with the internal audit process related its status as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Responsible: Banco Macro SA, members of the administrative body during the period related to this summary (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolas Alejandro Todesca, Carlos Alberto Giovanelli, Jose Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martín Monge Varela and Luis Cerolini as Compliance Officer and member of the administrative body).

Status: on 02/06/2018 the Bank and responsibles were summoned to file their defense and to provide evidence, within 10 business days, in accordance with UIF Resolution No. 111/2012.

The Bank Management and its legal advisors consider no further significant accounting effects could arise from the effect of the above mentioned situations.

22.	TAX AND OTHER CLAIMS

22.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP´s Challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdiction.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

22.2	In addition, before merging with and into the Bank, Banco Privado de Inversiones (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, before Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

The Bank is also subject to three lawsuits filed with consumers’ associations for the same purpose: a) Adecua v. Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v. Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other lawsuits filed by consumers’ associations in relation to the collection of certain commissions and/or financial charges and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

23.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political matters and the economic level growth, among other issues. Besides, at a local level, although it cannot be confirmed as a definitive trend, volatility of government and private securities, interest rates and exchange rate have decreased. In addition, there is an increase in prices of other relevant variables, such as salary cost and the prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future fiscal years.

24.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal reserve. Consequently, the upcoming Shareholders´ Meeting shall apply 1,877,754 out of “Unappropriated retained earnings” to increase such legal reserve.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. See also Note 4.b.ii).

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

Finally, the proposed earning distribution will be affected if it is not maintained a required margin of capital, which for companies like Banco Macro SA, considered systematically important, is equal to 3.5% of risk-weighted assets is kept. This is apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

d)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

25.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

26.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the Central Bank of Argentina. The accounting standards established by the Central Bank and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.) may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017		12/31/2016	12/31/2017
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		281,496	1,420,912	221,844		221,844
Consolidation bonds in pesos 8° Series - Maturity: 10-04-2022		185,969	214,653	155,608		155,608
Federal government bonds in pesos at Badlar Private + 250 basis point Maturity: 2019		75,402	30,221	3,012		3,012
Par bonds denominated in pesos - Maturity: 12-31-2038		40,436	748	38,648		38,648
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		23,515	28,057	23,505		23,505
Federal government treasury bonds at fixed rate in pesos - Maturity: 10-17-2023		22,703	50	22,703		22,703
Federal government bonds in US dollars at 8.75% - Maturity: 2024		16,772		8,935		8,935
Federal government bonds in US dollars 5.625% - Maturity: 01-26-2022		6,250		5,080		5,080
Federal government treasury bonds in pesos at monetary police rate - Maturity 06-21-2020		4,290		(1,901)		(1,901)
Federal government treasury bonds in pesos - Maturity: 10-03-2021		1,525
Other		6,415	245,455	4,734		4,734
Subtotal holdings booked at market value		664,773	1,940,096	482,168		482,168

Holdings booked at amortized cost
- Local
Debt Securities of Province of Río Negro in pesos - Maturity: 07-06-2020	296,987	285,101		296,987		296,987
Debt Securities of C.A.B.A. Class 23 at variable rate - Maturity 02-22-2028	124,629	124,629		124,629		124,629
Province of Neuquén guarantee Treasury Bills Class 2 Series 2 in pesos - Maturity: 06-06-2018	15,114	15,114	145,006	15,114		15,114
Treasury Bills in US dollars - Maturity: 03-20-2017			787,649
Debt Securities of Province of Buenos Aires Series 1 Clase II - Maturity: 12-06-2019			338,086
Federal government bonds in pesos Badlar Private + 250 PBS Maturity: 2019			106,508
Province of Río Negro Treasury Bills Class 1, Series 6 - Maturity: 03-15-2017			95,439
Province of Neuquén Treasury Bills in pesos - Maturity: 09-09-2020			71,202
Municipality of City of Córdoba Treasury Bills Series XXIII - Maturity: 03-30-2017			9,880
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017			7,399
Other			8,169
Subtotal Holdings booked at amortized cost		424,844	1,569,338	436,730		436,730

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017		12/31/2016	12/31/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-21-2018		6,333,070		6,338,278		6,338,278
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-17-2018		6,068,097		7,613,511		7,613,511
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018		5,769,623		7,134,364		7,134,364
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018		5,626,982		5,626,982		5,626,982
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-21-2018		5,341,772		5,342,737		5,342,737
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-21-2018		3,329,551		3,329,551		3,329,551
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-18-2018		172,188		172,188		172,188
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-15-2018		777		51,588		51,588
Central Bank of Argentina Bills in pesos – Maturity: 01-18-2017			424,639
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-15-2017			371,992
Others			147,233
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		32,642,060	943,864	35,609,199		35,609,199

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018		1,580,418
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			19,335
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,580,418	19,335

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-19-2018		2,699		6,913		6,913
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			5,290,967
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-15-2017			2,525,348
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2017			1,749,356
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-25-2017			1,203,357
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-11-2017			1,115,684
Central Bank of Argentina Bills in pesos – Maturity: 01-11-2017			309,457
Central Bank of Argentina Bills in pesos – Maturity: 01-04-2017			249,520
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-22-2017			186,633
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2017			94,643
Other			67,112
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		2,699	12,792,077	6,913		6,913

Total Instruments issued by the Central Bank of Argentina		34,225,177	13,755,276	35,616,112		35,616,112
Total Government securities		35,314,794	17,264,710	36,535,010		36,535,010

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017		12/31/2016	12/31/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Siderar S.A.I.C.			106,938
Petrolera Pampa S.A.			90,261
Aluar Aluminio Argentino			78,791
YPF S.A.			25,190
Molinos Rio de la Plata S.A.			18,289
Subtotal Capital Instruments			319,469
Total Investments in listed private securities			319,469
Total government and private Securities		35,314,794	17,584,179	36,535,010		36,535,010

(1) The position without options as of December 31, 2017, results from the following disclosure:
Holdings: book balance, market value or present value, wherever applicable		35,326,680
Plus: Spot and forward purchases pending settlement		3,144,764
Less: Government securities deposits		103,442
Less: Spot and forward sales pending settlement		1,832,992
		36,535,010

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	48,622,186	34,128,374
With Senior “A” guarantees and counter-guarantees	3,795,181	2,538,782
With Senior “B” guarantees and counter-guarantees	7,426,689	5,119,268
Without Senior guarantees or counter-guarantees	37,400,316	26,470,324

Subject to special monitoring	298,886	27,887
In observation
With Senior “A” guarantees and counter-guarantees	6,042
With Senior “B” guarantees and counter-guarantees	66,613	18,875
Without Senior guarantees or counter-guarantees	226,231	9,012

Troubled	37,164	50,039
With Senior “A” guarantees and counter-guarantees	3,441
With Senior “B” guarantees and counter-guarantees	22,971	50,039
Without Senior guarantees or counter-guarantees	10,752

With high risk of insolvency	143,881	137,431
With Senior “A” guarantees and counter-guarantees	729	1,882
With Senior “B” guarantees and counter-guarantees	86,437	61,374
Without Senior guarantees or counter-guarantees	56,715	74,175

Irrecoverable		4
Without Senior guarantees or counter-guarantees		4

Subtotal Commercial	49,102,117	34,343,735

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016

CONSUMER

Performing	74,624,457	48,698,468
With Senior “A” guarantees and counter-guarantees	2,129,722	767,733
With Senior “B” guarantees and counter-guarantees	6,847,800	2,483,434
Without Senior guarantees or counter-guarantees	65,646,935	45,447,301

Low risk	941,697	502,812
With Senior “A” guarantees and counter-guarantees	6,359	1,486
With Senior “B” guarantees and counter-guarantees	31,801	20,622
Without Senior guarantees or counter-guarantees	903,537	480,704

Medium risk	544,375	390,339
With Senior “A” guarantees and counter-guarantees	1,447	3,188
With Senior “B” guarantees and counter-guarantees	13,506	7,634
Without Senior guarantees or counter-guarantees	529,422	379,517

High risk	397,696	268,927
With Senior “A” guarantees and counter-guarantees	496	2,099
With Senior “B” guarantees and counter-guarantees	18,106	20,284
Without Senior guarantees or counter-guarantees	379,094	246,544

Irrecoverable	139,268	87,190
With Senior “B” guarantees and counter-guarantees	17,924	16,642
Without Senior guarantees or counter-guarantees	121,344	70,548

Irrecoverable according to Central Bank's rules	206	210
Without Senior guarantees or counter-guarantees	206	210

Subtotal Consumer	76,647,699	49,947,946
Total	125,749,816	84,291,681

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	11,151,842	8.87	6,353,953	7.54
50 next largest customers	11,488,939	9.14	8,920,400	10.58
100 next largest customers	7,505,554	5.97	5,525,254	6.55
Other customers	95,603,481	76.02	63,492,074	75.33

Total	125,749,816	100.00	84,291,681	100.00

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	39	42,989	126,931	49,909	300,413	654,636	702,383	1,877,300

Financial sector	10	1,827,655	397,928	629,135	666,573	736,351	214,878	4,472,530

Non-financial private sector and foreign residents	658,591	33,904,391	14,590,884	12,309,158	10,641,775	15,212,679	32,082,508	119,399,986

Total	658,640	35,775,035	15,115,743	12,988,202	11,608,761	16,603,666	32,999,769	125,749,816

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2017					12/31/2016	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,552,048	1,628,973	Financial institution	12-31-17	43,960	1,725,802	83,624
Macro Securities SA	Common	1	1	12,776,680	738,828	236,971	Brokerage house	12-31-17	12,886	672,544	436,763
Macro Fiducia SA	Common	1	1	6,475,143	22,787	19,122	Services	12-31-17	6,567	16,653	2,799
Macro Fondos SGFCISA	Common	1	1	327,183	40,955	25,319	Mutual funds management	12-31-17	1,713	214,498	204,097
Foreign
Macro Bank Limited	Common	1	1	39,816,899	913,660	769,016	Financial institution	12-31-17	86,501	913,660	144,644
Subtotal subsidiaries					3,268,278	2,679,401

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-16	7,200	3,257	(2,789)
Prisma Medio de Pagos	Common	1	1	1,141,503	124,768	3,554	Business services	09-30-17	15,000	1,760,516	1,681,830
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-16	1,000	35,341	19,615
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-16	242	230,433	144,723
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-17	10,250	439,702	130,727
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-16	21,519	4,567,006	99,279
Foreign
Banco Latinoamericano de Comercio Exterior SA	Common	10	1	7,303	1,480	1,249	Financial institution	12-31-16	4,437,739	16,029,529	1,379,681
Subtotal non-subsidiaries					127,151	5,706

Total in financial institutions, supplementary and authorized activities					3,395,429	2,685,107

In other companies
- Non-subsidiaries
Local
Other					1,630	1,941
Foreign
SWIFT SA	Common	1	1	5	92	78	Services	12-31-16	230,017	6,939,241	438,059
Total in other companies					1,722	2,019
Total (1)					3,397,151	2,687,126

(1) As of December 2017 and 2016 the Bank booked allowances for impairment in value amounting to 361 and 579, respectively (see Exhibit J).

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the fiscal year		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of fiscal year

Bank premises and equipment
Buildings	760,661	67,568	1,948	74	50	34,410	795,693
Furniture and facilities	210,057	37,328	17		10	32,423	214,979
Machinery and equipment	355,058	231,736	(17)		5	145,612	441,165
Vehicles	26,063	23,588		1,106	5	14,416	34,129

Total	1,351,839	360,220	1,948	1,180		226,861	1,485,966

Other assets
Works in progress	1,210,316	868,469	(40,887)				2,037,898
Works of art	1,162						1,162
Prepayments for the purchase of assets	163,581	12,592					176,173
Foreclosed assets	108,218	127,491		293	50	1,443	233,973
Stationery and office supplies	32,242	4,111		12,044			24,309
Other assets	425,803	58,658	38,939	11,745	50	4,073	507,582

Total	1,941,322	1,071,321	(1,948)	24,082		5,516	2,981,097

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the fiscal year		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of fiscal year

Goodwill	20,609			10	20,609
Organization and development costs (a)	615,760	489,539		5	246,416	858,883

Total	636,369	489,539			267,025	858,883

(a)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017		12/31/2016

Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	8,879,036	6.69	6,187,859	6.04
50 next largest customers	6,701,842	5.05	6,415,928	6.26
100 next largest customers	4,617,386	3.48	3,954,135	3.86
Other customers	112,621,226	84.78	85,939,024	83.84

Total	132,819,490	100.00	102,496,946	100.00

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	112,508,394	17,352,236	2,411,695	515,620	25,469	6,076	132,819,490

Other liabilities from financial intermediation

Central Bank of Argentina	11,111		105				11,216
International Banks and Institutions	85,048	84,671					169,719
Non-subordinated Corporate Bonds			119,044			4,620,570	4,739,614
Financing received from Argentine financial institutions	841,997	6,430	11,501	15,968	34,289	94,109	1,004,294
Other	9,132,715	20,344	8,702	12,910	20,024	141,951	9,336,646

	10,070,871	111,445	139,352	28,878	54,313	4,856,630	15,261,489

Subordinated corporate bonds			80,260			7,509,680	7,589,940

Total	122,579,265	17,463,681	2,631,307	544,498	79,782	12,372,386	155,670,919

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	fiscal year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,654,084	1,624,917	802,611	17,781	2,458,609
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,496	7,943	231,034	933	7,472
Receivables from financial leases
For uncollectibility risk	3,993	2,535		41	6,487
Investments in other companies
For impairment in value	579	232		450	361
Other receivables
For uncollectibility risk	4,148	784	16		4,916

Total allowances	1,894,300	1,636,411	1,033,661	19,205	2,477,845

PROVISIONS
Contingent commitments	208,222	640,352	253,297		595,277
Difference from court deposits dollarization	34,034			34,034
Administrative, disciplinary and criminal sanctions	9,110		330	8,062	718

Total Provisions	251,366	640,352	253,627	42,096	595,995

(1) See Notes 3.5.f). and 3.5.m).

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	658,427,351	1	658,427	658,427

Total	669,663,021		669,663	669,663

(1) See Note 10.

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2017							12/31/2016
	Total Parent	Total per currency
Items	company and local branches	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

ASSETS
Cash	18,437,331	18,288,244	3,431	4,941	2,659	101,862	36,194	20,074,325
Government and private securities	25,071	25,071						807,701
Loans	18,859,071	18,859,071						10,157,362
Other receivables from financial intermediation	1,831,877	1,798,729	3,809			29,339		345,150
Receivables from financial leases	14,358	14,358
Investments in other companies	915,232	915,232						770,343
Other receivables	670,360	670,360						329,204
Items pending allocation	10,976	10,976						3,288

Total	40,764,276	40,582,041	7,240	4,941	2,659	131,201	36,194	32,487,373

LIABILITIES
Deposits	29,799,522	29,799,522						21,793,774
Other liabilities from financial intermediation	2,267,040	2,157,773	1,343	266		107,656	2	2,799,493
Other liabilities	45,912	45,912
Subordinated corporate bonds	7,589,940	7,589,940						6,407,840
Items pending allocation	8	8						61

Total	39,702,422	39,593,155	1,343	266		107,656	2	31,001,168

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	9,501,181	9,501,147				34		5,163,340
Control	12,213,144	12,200,508	276			12,360		4,078,621

CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	428,270	316,350				111,920		518,256
Control	7,378	7,378						6,499
Derivatives	129,542	129,542

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	In normal situation	Subject to special monitoring/ Low risk	Irrecoverable	12/31/207	12/31/2016

Loans
Overdrafts	7,995	17		8,012	7,459
Without Senior guarantees or counter-guarantees	7,995	17		8,012	7,459
Documents	147,026			147,026	99,347
With Senior “A” guarantees and counter-guarantees	6,160			6,160	7,263
Without Senior guarantees or counter-guarantees	140,866			140,866	92,084
Mortgage and pledge	17,105		171	17,276	5,579
With Senior “B” guarantees and counter-guarantees	16,361		171	16,532	5,431
Without Senior guarantees or counter-guarantees	744			744	148
Personal	44			44	1,083
Without Senior guarantees or counter-guarantees	44			44	1,083
Credit cards	38,915	7		38,922	22,996
Without Senior guarantees or counter-guarantees	38,915	7		38,922	22,996
Other	1,087,308	6,471		1,093,779	161,571
Without Senior guarantees or counter-guarantees	1,087,308	6,471		1,093,779	161,571
Total loans	1,298,393	6,495	171	1,305,059	298,035

Other receivables from financial intermediation	83,561			83,561

Receivables from financial leases and other	9,130			9,130	9,035

Contingent Commitments	59,696			59,696	23,986

Investments in other companies	3,268,303			3,268,303	2,679,877
Total	4,719,083	6,495	171	4,725,749	3,010,933

Provisions	4,389	325	85	4,799	3,632

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		4,585,007

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	6	4	1	423,255

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	19	4		326,004

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	5	3	30	681,500

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	6,761,436	4,955,294
	Due from banks and correspondents
	Central Bank of Argentina	23,703,476	28,482,100
	Local Other	36,484	79,473
	Foreign	3,764,990	2,571,298
	Other	1,174	991
		34,267,560	36,089,156

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	1,705,496	2,810,838
	Holdings booked at amortized cost	425,059	1,570,708
	Instruments issued by the Central Bank of Argentina	34,250,888	15,145,254
	Investments in listed private securities	243,197	319,469
		36,624,640	19,846,269

C.	LOANS
	To the non-financial government sector	1,797,341	1,532,532
	To the financial sector
	Interfinancing - (granted call)	146,000	5,000
	Other financing to Argentine financial institutions	2,936,518	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	189,319	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	8,829,302	8,837,695
	Documents	17,272,106	11,198,902
	Mortgage loans	8,057,475	4,158,608
	Pledge loans	4,150,115	2,285,050
	Personal loans	47,376,762	29,784,759
	Credit cards	24,971,938	18,851,619
	Other	16,884,727	10,465,842
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	2,559,388	1,317,912
	less: Unearned discount	(516,179)	(360,027)
	less: Allowances (Note 4.)	(2,654,586)	(1,830,505)
		132,000,226	87,973,007

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	4,005,730	2,093,960
	Amounts receivable from spot and forward sales pending settlement	2,134,451	297,107
	Securities and foreign currency receivables from spot and forward purchases pending settlement	4,799,696	1,259,031
	Unlisted corporate bonds	362,425	486,144
	Receivables from forward transactions without delivery of underlying assets	4,628	855
	Other receivables not covered by debtors classification standards	1,335,304	1,119,756
	Other receivables covered by debtors classification standards	374,767	296,787
	Accrued interest receivables covered by debtors classification standards	398	232
	less: Allowances (Note 4.)	(16,664)	(240,265)
		13,000,735	5,313,607

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	585,035	369,146
	Accrued interest and adjustments	8,938	4,999
	less: Allowances (Note 4.)	(6,487)	(3,993)
		587,486	370,152

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,481	1,247
	Other	128,054	11,691
	less: Allowances (Note 4.)	(690)	(1,586)
		128,845	11,352

G.	OTHER RECEIVABLES
	Other	2,073,855	1,281,229
	less: Allowances (Note 4.)	(5,131)	(4,148)
		2,068,724	1,277,081

H.	BANK PREMISES AND EQUIPMENT, NET	1,622,184	1,460,092

I.	OTHER ASSETS	3,018,753	1,980,746

J.	INTANGIBLE ASSETS
	Goodwill		20,609
	Organization and development costs	883,847	643,463
		883,847	664,072

K.	ITEMS PENDING ALLOCATION	39,704	13,426

TOTAL ASSETS		224,242,704	154,998,960

Delfín Jorge Ezequiel Carballo

Vice Chairperson acting Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

LIABILITIES		12/31/2017	12/31/2016
		(Unaudited)

L.	DEPOSITS
	From the non-financial government sector	12,890,701	9,552,190
	From the financial sector	81,359	55,867
	From the non-financial private sector and foreign residents
	Checking accounts	20,778,610	17,686,171
	Savings accounts	44,531,871	27,895,965
	Time deposits	61,702,303	47,652,387
	Investment accounts	42,953	333,786
	Other	3,422,411	8,113,965
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	775,713	649,409
		144,225,921	111,939,740

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	11,487	8,403
	International Banks and Institutions	167,378	128,912
	Non-subordinated Corporate Bonds	4,620,570	1,627,261
	Amounts payable for spot and forward purchases pending settlement	4,835,124	1,310,696
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,988,870	156,536
	Financing received from Argentine financial institutions
	Interfinancing (received call)	676,226	90,000
	Other financing received from Argentine financial institutions	317,878	30,568
	Accrued interest payable	1,142	126
	Receivables from forward transactions without delivery of underlying asset	14,749
	Other	9,796,962	7,095,374
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	130,433	80,627
		22,560,819	10,528,503

N.	OTHER LIABILITIES
	Fees	73,140	96,020
	Other	5,765,699	3,386,887
		5,838,839	3,482,907

O.	PROVISIONS (Note 4.)	694,919	335,007

P.	SUBORDINATED CORPORATE BONDS	7,589,940	6,407,840

Q.	ITEMS PENDING ALLOCATION	27,138	16,266

	MINORITY INTERESTS IN SUBSIDIARIES	174,581	182,799

	TOTAL LIABILITIES	181,112,157	132,893,062

	SHAREHOLDERS' EQUITY	43,130,547	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		224,242,704	154,998,960

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	140,878,275	89,304,148

Contingent	40,525,972	23,017,895
Guarantees received	39,247,291	22,116,120
Other not covered by debtors classification standards	25	39
Contingent debit-balance contra accounts	1,278,656	901,736
Control	97,863,058	65,012,008
Receivables classified as irrecoverable	2,134,341	1,898,911
Other	94,462,412	61,978,148
Control debit-balance contra accounts	1,266,305	1,134,949
Derivatives	1,430,759	495,787
Notional value of forward transactions without delivery of underlying asset	552,301	135,597
Derivatives debit-balance contra accounts	878,458	360,190
Trust activity	1,058,486	778,458
Trust funds	1,058,486	778,458

CREDIT-BALANCE ACCOUNTS	140,878,275	89,304,148

Contingent	40,525,972	23,017,895
Other guarantees provided covered by debtors classification standards	253,350	287,497
Other guarantees provided not covered by debtors classification standards	191,176	158,986
Other covered by debtors classification standards	345,984	354,315
Other not covered by debtors classification standards	488,146	100,938
Contingent credit-balance contra accounts	39,247,316	22,116,159
Control	97,863,058	65,012,008
Checks to be credited	1,266,305	1,134,949
Control credit-balance contra accounts	96,596,753	63,877,059
Derivatives	1,430,759	495,787
Notional value of call options sold	326,004	167,721
Notional value of forward transactions without delivery of underlying asset	552,454	192,469
Derivatives credit-balance contra account	552,301	135,597
Trust activity	1,058,486	778,458
Trust activity credit-balance contra accounts	1,058,486	778,458

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	13,676	1,199
	Interest on loans to the financial sector	503,128	248,095
	Interest on overdrafts	2,703,494	2,494,351
	Interest on documents	1,686,320	1,559,061
	Interest on mortgage loans	783,642	729,785
	Interest on pledge loans	475,668	360,722
	Interest on credit card loans	4,434,272	3,950,929
	Interest on financial leases	103,149	89,867
	Interest on other loans	16,847,754	12,197,589
	Net income from government and private securities	6,417,429	6,222,773
	Interest on other receivables from financial intermediation	8,298	6,191
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,192	33,671
	CER (Benchmark Stabilization Coefficient) adjustment	239,454	255,904
	CVS (Salary Variation Coefficient) adjustment	624	786
	Difference in quoted prices of gold and foreign currency	1,513,501	516,894
	Other	766,439	267,471
		36,500,040	28,935,288

B.	FINANCIAL EXPENSE
	Interest on savings accounts	110,173	89,865
	Interest on time deposits	9,202,759	10,283,706
	Interest on interfinancing received loans (received call)	18,168	2,953
	Interest on other financing from financial institutions	9,759	7
	Interest on other liabilities from financial intermediation	563,560	145,837
	Interest on subordinated bonds	452,500	277,211
	Other interest	3,154	4,170
	CER adjustment	24,552	12,128
	Contribution to Deposit Guarantee Fund	213,487	215,002
	Other	2,947,269	2,269,883
		13,545,381	13,300,762

	GROSS INTERMEDIATION MARGIN - GAIN	22,954,659	15,634,526

C.	PROVISION FOR LOAN LOSSES	1,595,201	1,073,085

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	290,934	152,634
	Related to deposits	6,299,425	4,597,495
	Other commissions	230,156	171,025
	Other	3,825,875	3,047,578
		10,646,390	7,968,732

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2017	12/31/2016
		(Unaudited)

E.	SERVICE-CHARGE EXPENSE
	Commissions	682,387	530,808
	Other	2,659,729	2,073,031
		3,342,116	2,603,839

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	7,706,425	6,039,039
	Directors' and statutory auditors' fees	445,122	314,522
	Other professional fees	367,443	283,231
	Advertising and publicity	232,872	197,505
	Taxes	728,567	534,431
	Depreciation of bank premises and equipment	249,536	205,122
	Amortization of organization costs	274,999	197,052
	Other operating expenses	1,805,481	1,399,862
	Other	1,052,570	799,892
		12,863,015	9,970,656

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	15,800,717	9,955,678

G.	OTHER INCOME
	Income from long-term investments	224,526	44,462
	Penalty interest	84,458	83,204
	Recovered loans and allowances reversed	347,293	229,633
	Others	249,551	241,150
		905,828	598,449

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	84	233
	Charges for other receivables uncollectibility and other allowances	719,202	203,256
	Depreciation and loss of other assets	5,689	5,264
	Goodwill amortization	20,608	10,076
	Other	703,231	262,497
		1,448,814	481,326

	MINORITY INTEREST IN SUBSIDIARIES	(84,775)	(54,592)

	NET INCOME BEFORE INCOME TAX - GAIN	15,172,956	10,018,209

I.	INCOME TAX	5,784,184	3,477,377

	NET INCOME FOR THE FISCAL YEAR - GAIN	9,388,772	6,540,832

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	39,818,086	22,672,977
Cash at the end of the fiscal year	39,904,578	39,818,086
Net increase in cash	86,492	17,145,109

CAUSES OF CHANGES IN CASH

Operating activities
Net (payments)/ collections for:
Government and private securities	(11,358,129)	(1,978,802)
Loans
To the financial sector	(1,038,089)	(1,255,135)
To the non-financial government sector	(241,588)	(498,388)
To the non-financial private sector and foreign residents	(16,797,594)	(3,158,267)
Other receivables from financial intermediation	(4,553,869)	(279,770)
Receivables from financial leases	(116,679)	155,006
Deposits
From the financial sector	25,492	15,722
From the non-financial government sector	2,730,647	(884,770)
From the non-financial private sector and foreign residents	19,878,851	25,691,772
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	568,183	43,134
Others (except liabilities included under financing activities)	5,751,431	2,535,567
Collections related to service-charge income	10,627,587	7,942,217
Payments related to service-charge expenses	(3,281,460)	(2,572,351)
Administrative expenses paid	(12,156,075)	(9,282,454)
Payment of organization and development costs	(515,383)	(376,100)
Net collections from penalty interest	84,374	82,971
Differences from payments related to court orders	(6,806)	(7,195)
Collections of dividends from other companies	59,876	19,717
Other collections related to other income and losses	64,670	128,373
Net collections /(payments) from other operating activities	2,393,841	(1,146,271)
Payment of income tax	(4,244,270)	(2,545,339)
Net cash flows (used in)/ generated in operating activities	(12,124,990)	12,629,637

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
	(Unaudited)
Investing activities
Net payments for bank premises and equipment	(343,757)	(400,420)
Net payments for other assets	(898,412)	(677,813)
Net cash flows used in investing activities	(1,242,169)	(1,078,233)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(2,171,204)	(131,071)
Central Bank of Argentina:
Other	3,084	(4,718)
International Banks and Institutions	27,920	27,992
Subordinated corporate bonds	(442,935)	3,419,647
Financing received from Argentine financial institutions	277,556	15,455
Capital contributions	12,389,816
Payment of dividends	(794,469)	(962,631)
Other payments for financing activities	(276,634)
Net cash flows increase in financing activities	9,013,134	2,364,674

Financial income and holding gains on cash and cash equivalents	4,440,517	3,229,031

Net increase in cash	86,492	17,145,109

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	48,364,751	34,766,790
With Senior “A” guarantees and counter-guarantees	3,822,852	2,545,541
With Senior “B” guarantees and counter-guarantees	7,594,429	5,297,800
Without Senior guarantees or counter-guarantees	36,947,470	26,923,449

Subject to special monitoring	299,221	27,887
In observation
With Senior “A” guarantees and counter-guarantees	6,042
With Senior “B” guarantees and counter-guarantees	66,613	18,875
Without Senior guarantees or counter-guarantees	226,566	9,012

Troubled	37,164	50,039
With Senior “A” guarantees and counter-guarantees	3,441
With Senior “B” guarantees and counter-guarantees	22,971	50,039
Without Senior guarantees or counter-guarantees	10,752

With high risk of insolvency	144,001	137,431
With Senior “A” guarantees and counter-guarantees	729	1,882
With Senior “B” guarantees and counter-guarantees	86,437	61,374
Without Senior guarantees or counter-guarantees	56,835	74,175

Irrecoverable	6,500	7,372
With Senior “B” guarantees and counter-guarantees		813
Without Senior guarantees or counter-guarantees	6,500	6,559
Subtotal Commercial	48,851,637	34,989,519

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016

CONSUMER

Performing	85,407,541	55,204,350
With Senior “A” guarantees and counter-guarantees	2,140,761	771,053
With Senior “B” guarantees and counter-guarantees	7,272,856	2,573,886
Without Senior guarantees or counter-guarantees	75,993,924	51,859,411

Low risk	1,050,600	555,222
With Senior “A” guarantees and counter-guarantees	7,823	1,486
With Senior “B” guarantees and counter-guarantees	32,681	20,699
Without Senior guarantees or counter-guarantees	1,010,096	533,037

Medium risk	647,332	443,357
With Senior “A” guarantees and counter-guarantees	1,447	3,188
With Senior “B” guarantees and counter-guarantees	13,672	7,676
Without Senior guarantees or counter-guarantees	632,213	432,493

High risk	479,925	317,466
With Senior “A” guarantees and counter-guarantees	496	2,099
With Senior “B” guarantees and counter-guarantees	18,106	20,486
Without Senior guarantees or counter-guarantees	461,323	294,881

Irrecoverable	148,425	92,508
With Senior “B” guarantees and counter-guarantees	18,375	18,222
Without Senior guarantees or counter-guarantees	130,050	74,286

Irrecoverable according to Central Bank's rules	249	210
Without Senior guarantees or counter-guarantees	249	210

Subtotal Consumer	87,734,072	56,613,113
Total	136,585,709	91,602,632

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Delfín Jorge Ezequiel Carballo
Vice Chairperson acting Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and Argentine Federation of Professionals Councils in Economic Sciences Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows and cash equivalents as of December 31, 2017 and 2016, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2017):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest 2,837).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of December 31, 2017 and 2016.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for the fiscal years ended December 31, 2017 and 2016, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at fiscal year) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of December 31, 2017, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	96,642	1,814,384

Liabilities	47,977	900,725

Shareholders’ equity	48,665	913,659

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of December 31, 2017:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	211,023,163	14,491,566	1,814,384	1,269,964	4,356,373	224,242,704
Liabilities	167,892,616	12,765,764	900,725	501,719	948,667	181,112,157
Shareholders’ equity	43,130,547	1,725,802	913,659	768,245	3,407,706	43,130,547
Income	9,388,772	837,624	144,642	513,321	1,495,587	9,388,772

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2017	12/31/2016
Cash	34,267,560	36,089,156
Government and private securities
Holdings booked at market value	694,337	538,936
Instruments issued by the Central Bank	4,848,810	3,189,994
Other receivables for financial intermediation
Other covered by debtor classification standards	93,871
Cash and cash equivalents	39,904,578	39,818,086

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8, to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2017	12/31/2016
2.1. Banco del Tucumán SA:
Government and Private securities
• Secured bonds in pesos under Presidential Decree No, 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No, 622/2013	6,138	5,126
• Central Bank of Argentina Internal Bills in pesos, maturing in 2017 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAEClear	1,000	715
Subtotal Government and Private securities	7,138	5,841
Other receivables from financial intermediation
• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	254,778	191,098
Subtotal other receivables from financial intermediation	254,778	191,098
Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	37,813	35,702
Subtotal other receivables	37,813	35,702
Total	299,729	232,641
2.2. Macro Securities SA:
Other receivables from financial intermediation
• Equity interests arising from contributions made as contributory partner (1)	11,999
• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	10,596	8,420
Subtotal other receivables from financial intermediation	22,595	8,420
Investments in other companies
• Other		1,453
Subtotal investments in other companies		1,453
Total	22,595	9,873

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item (cont.)	12/31/2017	12/31/2016
2.3. Macro Fiducia SA:
Government and private securities
• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	4,985	3,987
Total	4,985	3,987

2.4 Macro Fondos SGFCI SA
Other receivables from financial intermediation
• Equity interests arising from contributions made as contributory partner (1)	11,999
• Share of interest of the mutual fund Pionero FF for the minimum amount required to perform as an Agent de Administration Agent for Collective investments of mutual funds provided by CNV General Resolution No. 622/2013	1,440	1,166
Total	13,439	1,166

(1)	To maintain the tax benefits resulting from these contributions, they must be remained for two to three years after their realization date. They are related to the following risk funds: Risk fund of Los Grobos SGR and Risk Fund of Avaluar SGR as of December 31, 2017.

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of December 31, 2017 and 2016, include assets amounted to 9,253 and 35,310, generated mainly by Loans; liabilities amounted to 431,516 and 168,920 generated mainly by Deposits; and memorandum accounts amounted to 2,115,651 and 3,675,866, mainly generated by Items in custody, respectively.

Additionally, as of December 31, 2017 and 2016, net losses generated by those transactions amounted to 25,594 and 15,358 respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 259 and 1,005 respectively and not net income was generated during fiscal years ended December 31, 2017 and 2016. Balances were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2017:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	fiscal year
Allowances
For loans	1,830,505	1,731,566	886,213	21,272	2,654,586
For other receivables from financial intermediation	240,265	10,220	231,066	2,755	16,664
For receivables from financial leases	3,993	2,540		46	6,487
For interests in other companies	1,586	465		1,361	690
For other receivables	4,148	999	16		5,131
Total	2,080,497	1,745,790	1,117,295	25,434	2,683,558

For other contingencies	271,039	717,518	294,351	5	694,201
For differences from court deposits dollarization	54,858	1,185		56,043
For administrative, disciplinary and criminal penalties	9,110		330	8,062	718
Total	335,007	718,703	294,681	64,110	694,919

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2017 and 2016:

Type of contract / underlying asset	12/31/2017	12/31/2016

Futures / foreign currency	423,255	194.131
Repo transactions	4.585,007	1.220.329
Forward contracts / foreign currency	681,500	133.935
Forward contracts / government securities	188,249
Options / Other	326,004	167,721

Additionally, positions of transactions effective as of December 31, 2017 and 2016 are as follows:

Transaction	12/31/2017	12/31/2016

Net position of repurchase agreements	1,402,431	1,181,659
Net asset position of forward transactions without delivery of the underlying asset	(153)	(56,872)
Net position of forward transactions	188,249
Position of call options sold	(326,004)	(167,721)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13, to the Bank’s stand-alone financial statements, as of December 31, 2017 and 2016, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	12/31/2017	12/31/2016
• On November 30, 2016, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “SECANE V” trust loan portfolio,	32,174	33,685
• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,142	15,280
• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	6,455	11,463
• Other managed portfolios,	3,777	4,658
Total	57,548	65,086

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16, to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2017 and 2016:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2017	12/31/2016
Debt securities	8,516	10,754
Total	8,516	10,754

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries,

In addition to what has been mentioned in Note 16.2. to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2017 and 2016 considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 310 and 495, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2017 and 2016, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 898,153 and 721,538, respectively.

Delfín Jorge Ezequiel Carballo
ViceChairperson acting Chairperson

EARNING DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2017

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	24,757,015

To legal reserve	(1,877,754)
SUBTOTAL (2)	22,879,261

DISTRIBUTABLE AMOUNT (3) y (4)	22,879,261

(1)	Includes voluntary reserve for future distribution of earnings amounted to 15,368,243.
(2)	See Note 24.c).
(3)	The earing distribution will be admitted, provided that the minimum cash requirement, on average – in pesos or foreign currency – will be shorter than the closing date position or the projected one, considering the earning distribution effects.
(4)	Relates to the lower amount between subtotal and that arising form calculating the excess of computable capital over required minimum capital as of December 31, 2017, also considering the restrictions further described in Note 24. as established by Central Bank rules regarding "earnings distribution".

The Board of Directors has decided to postpone until the meeting considering the Annual Report for the fiscal year ended December 31, 2017, the retained earnings distribution proposal that will be submitted to the Shareholders´ Meeting consideration.

Delfín Jorge Ezequiel Carballo

ViceChairperson acting Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 09, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer